Cakewalk LLC
                            250 W. 57 St., Suite 620
                              New York, N.Y. 10107

                                                          September 28, 1999

Mr. Joel Arberman, President
CDbeat.com, Inc.
444 Bedford Street
Suite 8s
Stamford, Ct. 06901

                              Re: Letter of Intent

Dear Joel:

      The purpose of this letter is to set forth in writing our mutual intent to consummate a merger between CDbeat.com, Inc. ("CDbeat") and Cakewalk LLC ("Cakewalk") on the terms and conditions set forth herein.

      Cakewalk desires to use its status as one of the country's leading independent record labels, together with its premier roster of shareholders/investors including senior members of Lazard Freres, BankBoston and Prudential Insurance, as a platform for effectuating a content-oriented, niche-oriented consolidation/rollup within the independent segment of the record business under a parent public holding company structure. An important component of Cakewalk's strategy is the incorporation of a distinctive and effective Internet strategy in order to take advantage of existing and new methods of distributing music content. Cakewalk's game plan therefore is to incorporate a dual content and technology strategy.

      CDbeat owns proprietary disc/digital recognition software that allows users who are listening to music on their computer simultaneously to access various artist and genre-related Internet sites and other information. CDbeat's software also has the ability to deliver music via the Internet by means of digital download, custom CDs and related technologies. CDbeat's shares are quoted on the NASDAQ Bulletin Board under the symbol CDBT.

      In view of the foregoing, Cakewalk and CDbeat agree as follows:

      1. CDbeat and Cakewalk will merge in a manner to be determined which shall be tax-free to the investors in Cakewalk. CDbeat will maintain its public company status, and the parties agree to make any required filings with the Securities and Exchange Commission including, without limitation, the filing required by the provisions of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "14(f) Notice"), in order to effectuate the merger.

      2. After the merger, the surviving company in the merger ("Newco") will immediately change its name to such new name as its new board of directors shall select.

      3. Newco will be managed by Robert Miller as President and Chief Executive Officer, together with such other officers, including a chief operating officer and a chief financial officer, as shall be selected by Mr. Miller with the consent of the Newco board of directors. Joel Arberman will become Newco's Internet Officer.

      4. The initial Newco board of directors will consist of the following seven members plus one observer:

                                  Joel Arberman
                                Adam Blumenkranz
                                  Robert Ellin
                                  Peter Ezersky
                                 Jonathan Foster
                                  David Goddard
                            Robert Miller (Chairman)
                            Thomas Cyrana (observer)

      5. Newco will also have an Advisory Board consisting of various music and technology luminaries.

      6. Upon the closing of the merger, each company's equity owners will own 9,773,865 Newco common shares, constituting 50% each of the post-merger common shares, substantially as follows:

            CDbeat                  Common Shares
            ------                  -------------
      Public shareholders               561,600
      Consultants                        42,597
      Bryan Eggers                      178,026
      Joel Arberman                   1,172,550
      Atlantis Equities               7,819,092
                                      ---------
            Total                     9,773,865

            Cakewalk                Common Shares
            --------                -------------
      Lazard Freres group             3,751,209
      BankBoston                      2,138,751
      Robert Miller                   1,540,821
      Prudential/EFI                  1,471,829
      Joel Dorn                         620,928
      Signet/MCG                        250,327
                                      ---------
            Total                     9,773,865

      7. In addition to the foregoing shares, upon the closing of the merger the following additional option shares will be outstanding:

            CDbeat                  Options ($2.50/sh. exp. 12/31/00)
            ------                  -------
      Director/Employees             33,280
      Consultants                   113,486
      Shareholders                   43,750
      Atlantis Equities             762,064
                                    -------
            Total                   952,580

      8. In addition, Newco will issue 2,932,159 management stock options, at an exercise price per share to be agreed upon prior to closing; 1,955,750 of such options will be issued to Robert Miller, with the balance reserved to other officers of Newco and to be awarded by the Newco board of directors.

      9. Cakewalk's record label, 32 Records, will continue to be managed by Joel Dorn (Music Director), Michael Weiner (General Manager) and Fran Saporito (Controller).

      10. CDbeat represents that Joel Arberman and Atlantis Equities, Inc., who together beneficially own in excess of 90% of CDbeat's existing shares, have committed to vote their shares in favor of the merger. Cakewalk represents that the Investor Representatives from Lazard Freres and BankBoston, as well as Prudential Insurance/EFI, have preliminarily approved the merger. All major shareholders of Newco will agree to a one-year lockup on their post-merger shares.

      11. The parties intend that the merger close as soon as practicable, and have agreed upon November 1, 1999 as the intended closing date. The parties agree to work expeditiously towards completing due diligence and the drafting of a definitive merger agreement, which the parties intend to execute on or before October 15, 1999. Thereafter, CDbeat will give the required 14(f) Notice.

      12. CDbeat has prepared the attached press release regarding the transaction covered hereby, which Cakewalk consents to.

      13. This letter of intent shall not create any legally binding obligations, and the contemplated merger shall be subject to the following conditions, among other things:

      - Approval of Cakewalk's Supervisory Board and CDbeat's board of directors
      -     Satisfactory mutual legal and financial due diligence
      -     All necessary approvals
      -     Completion of the merger on a tax-free basis to Cakewalk's owners

      - Execution of definitive documentation, including representations and warranties, covenants, conditions and other customary terms

      14. Each party will bear its own expenses, and will cooperate to provide access to all records and corporate documents.

      Please indicate your agreement to the foregoing by signing a copy of this letter.

                                          Sincerely,



                                          Robert Miller
                                          President & CEO


ACCEPTED AND AGREED TO:
CDbeat.com, Inc.



By:_______________________
      Joel Arberman
      President & CEO